DATED June 7, 2016
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-195039
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES H, 1.350% NOTES DUE 2019 (REOPENING)

SUBJECT	FINAL PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series H, 1.350% Notes Due 2019
Format:	SEC Registered-Registration Statement Number 333-195039
Trade Date:	June 7, 2016
Settlement Date (Original Issue Date):	June 10, 2016
Maturity Date:	May 18, 2019
Principal Amount:
$100,000,000. The notes offered hereby constitute a further issuance of, and will be consolidated with, the $600,000,000 aggregate principal amount of Medium-Term Notes, Series H, 1.350% Notes Due 2019 issued by us on May 18, 2016. The notes offered hereby will have the same CUSIP number as the previously issued Medium-Term Notes, Series H, 1.350% Notes Due 2019 and will trade interchangeably with the previously issued Medium-Term Notes, Series H, 1.350% Notes Due 2019 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of Medium-Term Notes, Series H, 1.350% Notes Due 2019 will be $700,000,000.

Price to Public (Issue Price):	99.902%, plus accrued interest
Dealer's Commission:	0.250% (25.0 basis points) of the principal amount
Accrued Interest:	$82,500.00, in aggregate
All-in-price:	99.652%, plus accrued interest
Pricing Benchmark:	UST 0.875% Notes due May 15, 2019
UST Spot (Yield):	0.924%
Spread to Benchmark:	+ 46 basis points (0.460%)
Yield to Maturity:	1.384%
Net Proceeds to Issuer:	$99,652,000, plus accrued interest
Coupon:	1.350%
Interest Payment Dates:	Interest will be paid semi-annually on the 18th of May and November of each year, commencing November 18, 2016 and ending on the Maturity Date
Redemption:	The notes may be redeemed at the option of Caterpillar Financial Services Corporation prior to the stated maturity date. See “Other Provisions—Optional Redemption” below.
Day Count Convention:	30/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Sole Manager & Bookrunner:	U.S. Bancorp Investments, Inc.
Billing and Delivery Agent:	U.S. Bancorp Investments, Inc.
CUSIP:	14912L6R7

Other Provisions:
Optional Redemption

The notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:
•
    100% of the principal amount of the notes to be redeemed; or
•
    the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 10.0 basis points, in each case, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.
“Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.
“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such notes.
“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.
“Independent Investment Banker” means any of Barclays Capital Inc., J.P. Morgan Securities LLC or a Primary Treasury Dealer appointed by Mitsubishi UFJ Securities (USA), Inc. and any of their respective successors, as appointed by us, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by us.
“Reference Treasury Dealer” means (1) any of Barclays Capital Inc., J.P. Morgan Securities LLC or a Primary Treasury Dealer appointed by Mitsubishi UFJ Securities (USA), Inc. and any of their respective successors, as appointed by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a “Primary Treasury Dealer”), we will substitute for such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to us.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York, New York time, on the third Business Day preceding such redemption date.
“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.
Holders of the notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes of a series are to be redeemed, the trustee will select the particular notes of such series or portions thereof for redemption from the outstanding notes of such series not previously called, pro rata or by lot, or in such other manner as we shall direct.

Supplemental United States Federal Income Tax Considerations
The following supplements the disclosure in the accompanying prospectus supplement under the heading “Certain United States Federal Income Tax Consequences” and is subject to the limitations and exceptions set forth therein.

A United States holder will be taxable on interest on its note as ordinary income at the time the interest is received or accrued, depending on the United States holder’s method of accounting for tax purposes. However, the portion of the first interest payment on a note that represents a return of the accrued interest that a United States holder paid upon the purchase of the notes (“Pre-Issuance Accrued Interest”) will not be treated as an interest payment for United States federal income tax purposes, but will instead be excluded from income and will reduce such United States holder’s basis in the note by such amount.

Pursuant to Treasury regulations and other published guidance, Foreign Account Tax Compliance Act (FATCA) withholding (as described in the prospectus supplement under the caption entitled “Certain United States Federal Income Tax Consequences—Non-United States Holders—Foreign Account Tax Compliance”) currently applies to interest payments made on the notes and is expected to apply to payments of gross proceeds from the sale or other disposition of the notes after December 31, 2018.

Notice to Prospective Investors in Canada
The notes may be sold only to purchasers in Canada purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus (including any amendment thereto) contain a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding conflicts of interest in connection with this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. toll free at (877) 558-2607.